

AMSTEEL CORPORATION BERHAD (20667-M)

25 May 2004

04030684

SUPPL

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE
2004 JUN 14 P 2: 18

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re :   Exemption No. 82-3318
          Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a)   General Announcement dated 24 May 2004, Re: Amsteel Corporation Berhad - Revaluation of shopping malls known as Ipoh Parade and Seremban Parade; and

b)   Financial Results Announcement dated 24 May 2004, Re: Quarterly Report for the third quarter ended 31 March 2004.

Please contact the undersigned if you have any query.

PROCESSED
JUN 15 2004
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

6/15

c.c. Ms Andres Estay   -   The Bank of New York
                                  ADR Department
                                  101 Barclay St., 22nd Floor
                                  New York
                                  NY 10286



Form Version 2.0
General Announcement
Ownership transfer to AMSTEEL/EDMS/KLSE on 24/05/2004 05:09:36 PM
Reference No AA-040524-21188

Submitting Merchant Bank
(if applicable)
Submitting Secretarial Firm Name
(if applicable)

*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type   : ● Announcement   Reply to query

* Subject :
AMSTEEL CORPORATION BERHAD ("Amsteel")

Revaluation of shopping malls known as:
(i)   Ipoh Parade; and
(ii) Seremban Parade

* Contents :-

1.   CONTENTS

The Board of Directors wishes to announce that the Company had carried out a revaluation of the following malls:

(i)   Ipoh Parade, which is owned by Lion Ipoh Parade Sdn Bhd, a wholly-owned subsidiary of Amsteel; and

(ii) Seremban Parade, which is owned by Lion Seremban Parade Sdn Bhd, a 70% subsidiary of Amsteel.

It is the Company's policy to revalue its investment properties at least once in every five years by an independent professional valuer based on open market value. The last revaluation exercise was in year 1999.

The revaluation was carried out by Messrs CH Williams Talhar & Wong Sdn. Bhd. ("CH Williams"), an independent professional valuer, as set out in its report dated 19 April 2004.

Details of the revaluation is set out in Table 1.

The revaluation will be incorporated in the financial statements of Amsteel for the financial year ending 30 June 2004. The net tangible assets per Amsteel share is expected to increase by 1.51 sen as a result of the revaluation surplus.

The revaluation is not subject to the approval of the Securities Commission or any other

AMSTEEL CORPORATION BERHAD (20667-M)

authorities.

2.   DOCUMENTS FOR INSPECTION

A copy each of the valuation report dated 19 April 2004 from CH Williams is available for inspection at the registered office of Amsteel at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Mondays to Fridays (except on Public Holidays) during business hours from 9.00 am to 5.00 pm for a period of three months from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

	Book Value RM'million	Current Valuation by CH Williams RM'million	Surplus/(Deficit) RM'million
Ipoh Parade	156	188	32
Seremban Parade	93	90	(3)

AMSTEEL CORPORATION BERHAD (20657-M)

....

Secretary

2 4 MAY 2004

2



Submitting Merchant Bank
(if applicable)
Submitting Secretarial Firm Name
(if applicable)
* Company name   :   AMSTEEL CORPORATION BERHAD
* Stock name   :   AMSTEEL
* Stock code   :   2712
* Contact person   :   CHAN POH LAN
* Designation   :   SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the   : 31/03/2004 [16]
  financial period ended
* Quarter   :   1 Qtr   2 Qtr ● 3 Qtr   4 Qtr   Other

* Financial Year End   : 30/06/2004 [16]

* The figures   :   have been audited   ● have not been audited

Please attach the full Quarterly Report here:

AMSTEEL1. SCB.rtf ACB.rtf LICB.rt

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/03/2004

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2004 [16]	31/03/2003 [16]	31/03/2004 [16]	31/03/2003 [16]
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
24

1	Revenue	750,641	1,158,035	2,085,730	4,019,904
2	Profit (loss) before tax	55,227	1,154,241	88,695	1,128,024
3	Profit/(loss) after tax and minority interest	20,138	850,053	1,911	748,423
4	Net profit/(loss) for the period	20,138	850,053	1,911	748,423
5	Basic earnings/(loss) per share (sen)	1.51	136.29	0.14	199.63
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.1000	0.1100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2004 [16]	31/03/2003 [16]	31/03/2004 [16]	31/03/2003 [16]
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	105,289	62,397	273,972	334,498
2	Gross interest income	29,077	16,748	89,605	34,936
3	Gross interest expense	52,465	38,362	152,535	274,080

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

2 4 MAY 2004

AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia)   (20667-M)

Interim Report for the

Third Quarter Ended

31 March 2004

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/03/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2003 RM'000	CURRENT YEAR TO DATE 31/03/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2003 RM'000
Revenue		750,641	1,158,336	2,085,730	4,019,904
Operating expenses		(648,938)	(1,098,118)	(1,826,438)	(3,815,273)
Other operating income		3,586	22,179	14,680	129,867
Profit from operations		105,289	82,397	273,972	334,498
Finance costs		(52,465)	(38,362)	(152,535)	(274,080)
Share in results of associated companies and joint-ventures		2,403	30,660	(32,742)	(11,940)
Impact of Group Wide Restructuring Scheme ("GWRS"):					
- Gain on principal waiver		-	699,718	-	699,718
- Gain on disposal of investments		-	397,628	-	397,628
- Restructuring expenses		-	(17,800)	-	(17,800)
Profit/(Loss) before taxation		55,227	1,154,241	88,695	1,128,024
Taxation	17	(19,227)	(18,162)	(49,239)	(51,139)
Profit/(Loss) after taxation		36,000	1,136,079	39,456	1,076,885
Minority interests		(15,862)	(286,026)	(37,545)	(328,462)
Net profit/(loss) for the period		20,138	850,053	1,911	748,423
Profit/(Loss) per share (sen):	25				
- Basic		1.51	136.29	0.14	199.63
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the
Audited Financial Statements for the year ended 30 June 2003)

1

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/03/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment		1,307,823	1,364,165
Land and development expenditure		217,869	199,111
Investment properties		278,000	249,199
Associated companies		186,197	481,016
Interest in joint-ventures		31	31
Long term investments		1,313,339	1,197,229
Goodwill on consolidation		60,158	61,959
Other intangible assets		12,423	13,856
Current assets			
- Short term investments		4,553	-
- Inventories		256,680	206,801
- Land and development expenditure		157,778	189,954
- Trade receivables		95,601	101,061
- Other receivables, deposits and prepayments		653,943	697,020
- Deposits, cash and bank balances		428,992	281,869
		1,597,547	1,476,705
Current liabilities			
- Trade payables		474,058	336,077
- Other payables		761,079	705,231
- Short term borrowings	21	777,823	545,223
- Tax liabilities		68,405	50,066
		2,081,365	1,636,597
Net current liabilities		(483,818)	(159,892)
		2,892,022	3,406,674
Share capital		1,331,175	1,331,175
Reserves		(1,123,786)	(1,105,562)
Shareholders' funds		207,389	225,613
Minority interests		238,850	218,276
Long term borrowings	21	2,408,871	2,925,090
Deferred tax liabilities		28,754	29,466
Deferred payables		8,158	8,229
		2,892,022	3,406,674
Net tangible assets per share (RM)		0.10	0.11

(The Condensed Consolidated Balance Sheets should be read in conjunction with the
Audited Financial Statements for the year ended 30 June 2003)

2

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004 (Cont'd)
The figures have not been audited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003	1,331,175	230,188	224,612	575,126	(2,135,488)	225,613
Reserve on consolidation	-	-	-	(413)	-	(413)
Transfer from/(to) reserve	-	-	(28,723)	(1,644)	30,367	-
Provision for deferred tax on investment properties	-	-	(504)	-	-	(504)
Reserve arising from disposal of associated company	-	-	-	(22,931)	-	(22,931)
Equity accounting for share of net assets of associated companies	-	-	-	7,294	-	7,294
Translation loss on net equity of foreign subsidiary companies	-	-	-	(23,949)	-	(23,949)
Surplus on revaluation of investment properties	-	-	20,368	-	-	20,368
Net loss for the financial period	-	-	-	-	1,911	1,911
Balance at 31 March 2004	1,331,175	230,188	215,753	533,483	(2,103,210)	207,389
Balance at 1 July 2002	629,797	230,188	485,627	369,626	(2,895,020)	(1,179,782)
Implementation of the restructuring scheme:						
- Capital reconstruction	(377,878)	-	-	-	377,878	-
- Issue of new ordinary shares pursuant to acquisition of additional interest in subsidiaries	387,332	-	-	-	-	387,332
- issue of new ordinary shares pursuant to arrangement with creditors	691,924	-	-	-	-	691,924
- Reserve arising from disposal/ dilution of subsidiary companies	-	-	(264,416)	(93,937)	-	(358,353)
Amortisation of reserve on consolidation	-	-	-	(1,827)	-	(1,827)
Equity accounting for share of net assets of associated companies	-	-	-	(11,540)	-	(11,540)
Realisation of capital reserve upon disposal of associated companies	-	-	-	(58,056)	58,056	-
Currency translation differences	-	-	-	(8,490)	-	(8,490)
Net profit for the financial period	-	-	-	-	748,423	748,423
Balance at 31 March 2003	1,331,175	230,188	221,211	195,776	(1,710,663)	267,687

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the
Audited Financial Statements for the year ended 30 June 2003)

3

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/03/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2003 RM'000
OPERATING ACTIVITIES		
Net profit before tax	88,695	1,128,024
Adjustments for:		
Non-cash items (mainly depreciation and amortisation)	47,173	(1,101,861)
Non-operating items (mainly finance costs)	136,149	239,690
Operating profit before changes in working capital	272,017	265,853
Changes in working capital:		
Net changes in current assets	(63,735)	52,756
Net changes in current liabilities	(17,395)	159,999
Others (mainly tax paid)	(13,786)	(85,454)
	177,101	393,154
INVESTING ACTIVITIES		
Net cash inflow from the disposals/dilution of subsidiary/associated company	372,330	(233,535)
Others (mainly proceeds received from disposal of property, plant and equipment)	27,217	(90,175)
	399,547	(323,710)
FINANCING ACTIVITIES		
Bank borrowings	(3,801)	77,163
Redemption/repayment of Bonds	(400,008)	(264,393)
Withdrawal/reduction of deposits earmarked for Bonds and USD Debts redemption	(10,470)	257,849
Others (mainly interest paid)	(7,622)	(87,704)
	(421,901)	(17,085)
Net changes in cash & cash equivalents	154,747	52,359
Cash & cash equivalents at beginning of year	244,245	263,023
Cash & cash equivalents at end of period	398,992	315,382

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the
Audited Financial Statements for the year ended 30 June 2003)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2004 (Cont'd)
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

   The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

   The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of new MASB standards.

   The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

   There were no qualifications on the audit report of the preceding year's financial statement.

3. Seasonality or cyclicality

   The operations of the Group are not subjected to material seasonal or cyclical effects except for the Retail division which normally records higher sales during the festive seasons and school holidays.

4. Unusual items

   There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

   There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

   The Group has redeemed RM359 million of Bonds during the quarter.

   Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

   There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Steel	6,321	-	6,321	2,180
Food and agricultural products	8,302	-	8,302	538
Retail and distribution	1,861,463	-	1,861,463	136,703
Property	107,110	(4,458)	102,652	16,598
Investment holding and others	146,008	(39,017)	106,991	104,660
	2,129,204	(43,475)	2,085,729	260,679
Unallocated cost				(1,387)
Interest income				14,681
Finance costs				(152,535)
Share in results of associated companies and joint-ventures				(32,743)
Loss before taxation				88,695

9. Valuation of investment properties

During the period certain investment properties of the Group have been revalued based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

The disposal of the Parkson retail group as disclosed in note 20(1) is expected to be completed in the next quarter, and the disposal of Lion Corporation Berhad shares as disclosed in note 20(2) was completed on 25 March 2004. These subsidiaries and associated company were operating in the retail and distribution, and investment holding segments in Malaysia and the People's Republic of China. Its effects on the interim financial statements are as follows:

	2004 RM'000	2003 RM'000
Revenue:		
3 months ended 31 March	695,654	596,426
9 months ended 31 March	1,872,376	1,653,756
Profit before taxation:		
3 months ended 31 March	69,426	46,640
9 months ended 31 March	141,660	95,026
Cash flows for the 9 months ended 31 March:		
Cash flows from operating activities	160,173	92,854
Cash flows from investing activities	(17,703)	(10,390)
Cash flows from financing activities	(27,808)	(46,523)

As at 31 March 2004, the net assets of these subsidiaries and associated company was RM510.8 million (2003 : RM457.8 million).

12. Changes in contingent liabilities or contingent assets

<table>
<tr><td></td><td>RM'000</td></tr>
<tr><td>Legal claims in respect of the termination of contracts for the extraction and sale of timber</td><td>313,000</td></tr>
</table>

The contingent liability arises out of indemnity contracts whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad.

13. Review of performance

Retail division continued to be the biggest revenue and profit generator. Share of associated companies' results also improved due to better performance from an associated company.

In the preceeding year, GWRS was implemented and the gain from the disposal of subsidiaries was realised accordingly. Divested subsidiaries under the scheme contributed to 8 months of financial results in the preceeding year.

14. Comparison with the preceding quarter's results

Retail division sustained their good performance as the celebration of the festive season was carried over to this quarter. Investment holding also boosted its profitability after realising its gain on divestment of an associate.

15. Prospects

In view of the completion of the disposal of the Parkson retail companies in Malaysia and China in the next quarter, the retail division's contribution to revenue and profit is expected to decline. Other divisions operating performance is estimated to be maintained in the next quarter.

16. Profit forecast / profit guaranteed

Not applicable as no profit forecast was issued.

17. Taxation

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
	CURRENT YEAR QUARTER 31/03/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2003 RM'000	CURRENT YEAR TO DATE 31/03/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2003 RM'000
In respect of current period:				
- income tax	18,776	18,307	43,873	50,734
- associated companies	2,824	(237)	5,349	281
- deferred tax	(2,373)	13	-	(27)
	19,227	18,083	49,222	50,988
In respect of prior years:				
- income tax	-	79	17	151
	19,227	18,162	49,239	51,139

The effective tax rate of the Group is higher than the statutory tax rate as the taxation charge of the Group is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

7

18. Profit/(loss) on sale of unquoted investments and / or properties

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 31/03/2004 RM'000	CURRENT YEAR TO DATE 31/03/2003 RM'000
Profit/(loss) on disposal of unquoted investments	-	-
Profit/(loss) on disposal of properties	-	(3,818)

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :-

	RM'000	RM'000
Total purchase consideration	-	-
Total sale proceeds	3,825	11,811
Total profit/(loss) on disposal	(179)	(378)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	206,513
At book value	203,503
At market value	130,193

8

20. Status of corporate proposals

No	Date Announced	Subject	Status
1	9.9.2003, 23.10.2003, 13.1.2004, 4.3.2004, 9.3.2004, 19.3.2004, 25.3.2004, 26.3.2004, and 15.4.2004	(i) Proposed disposal by the Group to Lion Diversified Holdings Berhad ("LDHB") of its entire equity interest in the Parkson retail group for an aggregate sale consideration of RM462.44 million to be satisfied by cash payment of RM142.74 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks ("RCULS") ("Proposed Parkson Disposal"). (ii) Proposed put and call option with Tan Sri William H.J. Cheng for the disposal of the RM92.63 million RCULS to be received by the Company pursuant to the Proposed Parkson Disposal to Tan Sri William H.J. Cheng or his nominees at an exercise price of RM46.315 million for RM46.315 million RCULS on 15 December 2005 and RM46.315 million for RM46.315 million RCULS on 15 December 2006.	Approvals obtained from : (i) Securities Commission ("SC"); (ii) Foreign Investment Committe ("FIC"); (iii) Bank Negara Malaysia; (v) Controller of Housing; and (vi) Shareholders of the Company and LDHB; Pending approval from (a) Bursa Malaysia Securities Berhad's ("BMSB") approval in-principle on the listing of and quotation for the new LDHB shares to be issued upon the conversion of the RCULS; (b) Approvals or consents from the relevant lenders/financiers; and (c) Any other relevant authorities.
2	9.9.2003 4.3.2004, 9.3.2004, 19.3.2004, and 25.3.2004,	Proposed disposal by the Group to LDH (S) Pte Ltd ("LDHS"), a subsidiary of LDHB, for the disposal of up to 226.85 million Lion Corporation Berhad ("LCB") shares at a cash consideration of RM1.00 per share less the number of LCB shares taken up pursuant to the Proposed Restricted Offer for Sale to be undertaken by the Company pursuant to the Group Wide Restructuring Scheme ("GWRS").	
3	19.3.2003 9.5.2003, and 21.10.2003	The following proposal form part of the GWRS implemented on 14 March 2003; - Proposed renounceable rights issue of 314.89 million new 4 1/2 years warrants to the shareholders of the Company at an issue price of RM0.10 per warrant with a right to subscribe for 1 new ordinary share in the Company for every warrant held by the payment of RM1.10 per share.	Pending implementation.

20. Status of corporate proposals (cont'd)

No	Date Announced	Subject	Status
4	1.10.1999	Proposed disposal by Parkson Reta 1 Development Co Ltd (formerly known as Beijing Parkson Light Industry Development Co Ltd) to China National Arts & Crafts (Group) Co of the property which forms part of a 10-storey building in Beijing known as Parkson Phase II.	Pending completion.
5	5.3.2004	Proposed disposal of up to 20,608,200 ordinary shares of RM1.00 each in Boustead Properties Berhad through the open market or placements ("Proposed Disposal")	Pending approval of : (i) BMSB; (ii) Shareholders of the Company.

Status of utilisation of proceeds from corporate proposals

Please refer to Note 26 (a) (iii)

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	78,332	1,039	79,371
Unsecured	69,073	-	69,073
	147,405	1,039	148,444
Bonds and USD Debts			
Secured	630,418	2,407,832	3,038,250
Total	777,823	2,408,871	3,186,694

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,013,601
- US Dollar	547,568	2,080,759
- Chinese Renminbi	187,267	85,974
- Others		6,360
		3,186,694

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

i)   Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Claim upon being served with the Amended Statement of Claim.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

ii) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:
(a)   the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and
(b)   Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:
(a)   the third party charge to be cancelled and declared null and void; and
(b)   to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Court had granted an adjournment for an application to strike out the Petition on 16 August 2004.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Original Petition.

iii) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:
(a)   although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;
(b)   the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and
(c)   since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgement on 5 November 2003. The Court allowed Ambang Maju's application to amend its Defence on 7 November 2003. The matter is fixed for mention on 25 February 2004. The amended statement of defence has been file in Court on the 20th February 2004 and a hearing date will be fixed by the Court.

The Directors have been advised that Ambang Maju has a defence to the claim.

23. Changes in material litigations (cont'd)

iv) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and nine (9) others wherein it was alleged, inter alia, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The matter is fixed for case management on 22 June 2004.

The Directors have been advised that AEC has a defence to the claim.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year to date.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's earnings/(loss) after tax and minority interests by the number of ordinary shares in issue of 1,331.2 million (31.03.2003 : weighted average number of ordinary shares in issue of 623.7 million and 374.9 million for the preceding year individual quarter and preceding financial year-to-date, respectively, after adjusting for the capital reconstruction under the Group Wide Restructuring Scheme).

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Conditions imposed by Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following:

(a) Status of the Proposed Divestment Programme ("PDP")

i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Divestment concluded before Dec 2003	Subsequent to December 2003	Proceeds Received in	
			Divestment concluded	Current Quarter	Current YTD
	RM mil	RM mil	RM mil	RM mil	RM mil
By December 2002					
Steel manufacturing assets*	10.00	10.00	-	-	-
Warehouse*	3.14	3.14	-	-	-
Equity interest in property holding company*	38.73	38.73	-	-	-
Listed shares in financial services company*	70.00	70.00	-	-	-
Listed shares in industrial products company	25.86	-	25.86	25.86	25.86
Listed shares	3.22	-	-	-	-
By December 2003					
Equity interest/assets in financial services company*	74.32	42.25	-	-	-
Freehold land	29.61	27.93	-	-	-
Land and building	21.00	12.85	-	-	-
Equity interest in retailing companies#	127.47	-	-	33.62	33.62
Shares in unlisted/listed companies, factory and shoplots in Parade	108.02	-	-	-	-
By December 2004					
Leasehold land*	4.86	11.83	-	-	-
Equity interest in retailing companies#	315.45	-	-	86.14	86.14
Freehold land, property holding and shoplots in Parade	348.29	-	-	-	-
By December 2005					
Equity interest in retailing company#	12.87	-	-	5.29	5.29
Hotel and freehold land	240.71	-	-	-	-
By December 2006					
Equity interest in retailing company#	93.23	-	-	17.70	17.70
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	-	-	-	-
Total	2,590.54	216.73	25.86	168.60	168.60

Note:
*   Proceeds received in previous financial years
#   Proposed disposal of the Parkson Retail Group

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem/repay the ACB Bonds and USD Debts.

26. Conditions imposed by Securities Commission ("SC") Pertaining to the GWRS (cont'd)

ii) Transactions completed during the quarter

On 25 March 2004, the proposed disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad was duly completed.

Pursuant to the Proposed Parkson Disposal, Amsteel Corporation Berhad, as nominee for the Amsteel Group Vendors and Lion Asia Investment Pte Ltd had on 26 March 2004 received in total cash payment of RM145.08 milion from Lion Diversified Holdings Berhad.

iii) Utilisation of the divestment proceeds received

Pursuant to the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal by Henrietta Rubber Estate Limited, a subsidiary of the Company, of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Hulu Kinta, Perak Darul Ridzuan for a cash consideration of RM27.93 million.			
i) Estimated expenses	2.50	-	2.50
ii) Redemption/repayment of ACB Bonds and USD Debts	25.43	25.30	0.13
	27.93	25.30	2.63
2. Disposal by Shanghai Lion Food Industry Co Ltd of a factory building for a cash consideration of Rmb28 million (approximately RM12.85 million)			
i) Estimated expenses	2.79	2.79	-
ii) Redemption/repayment of ACB Bonds and USD Debts	10.06	-	10.06
	12.85	2.79	10.06
3. Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, and proposed disposal of the entire equity interest in the Parkson retail group for an aggregate sale consideration of RM462.44 million to be satisfied by cash payment of RM142.74 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks ("RCULS") ("Proposed Parkson Disposal").			
i) Estimated expenses	1.62	-	1.62
ii) Redemption/repayment of ACB Bonds and USD Debts	367.84	356.67	11.17
	369.46	356.67	12.79

Divestment of other assets not in the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to SCB Developments Berhad ("SCB Dev") (now known as Boustead Properties Berhad) comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner:			
i) RM10.00 million in cash; and			
ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in SCB Dev valued at RM4.50 each.			
Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	21.81	@ 92.19

Note :

@ *The unutilised portion is represented by SCB Dev shares deposited in a pledged securities account. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment.*

iv)   Plans to overcome any projected shortfall

   The Group will continue to actively seek potential buyers for the assets/companies under its proposed divestment programme.

(b)   Issues Affecting the Joint-Venture Companies in the People's Republic Of China ("PRC")

   Please refer to Appendix A.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA

a) Affecting Amsteel Corporation Berhad ("Amsteel")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	7 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	3 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
		Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%)	20 February 2002	Approval from the State Economic and Trade Commission was obtained on 14 February, 2003 and submission has been made to the Ministry of Foreign Trade and Economic Corporation on 8 May, 2003 for approval to amend the Joint Venture Agreement and the JV Co's Articles of Association.
2.	Land Use Right(s) for land ("LUR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%)	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The JV Co. is in the process of procuring the registration of the LUR certificate in the JV Co's name.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
3.	Shortfall in capital to be contributed by the Amsteel Group	Mianyang Fulin Parkson Plaza Co Ltd (Amsteel Group's interest holding : 60%).	The Management of Amsteel Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The Amsteel Group has injected the payment for the shortfall on 21 October, 2002. The JV Co. has obtained the capital verification from the certified auditor on 21 April, 2004
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("POR") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against any losses due to non-registration of the lease.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. In the meantime, SHC has issued a letter dated 20 February 2004 to confirm that the JV Co. may use the POR pending the said transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	The Management of Amsteel Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate the Amsteel Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building authorised CWE to lease the building to the JV Co.

4

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to the Amsteel Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (Amsteel Group's equity holding : 60%)	The Management of Amsteel Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	The repayment of the loan to the JV Co. by DTP has been further extended to 30 June 2004. The Management of the Amsteel Group is currently negotiating with DTP for the transfer of DTP's 40% interest (or part thereof) in the JV Co to the Amsteel Group in lieu of the repayment of the loan.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

b) Affecting Lion Industries Corporation Berhad ("LICB")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("MOFTEC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOFTEC in Beijing through the provincial MOFTEC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOFTEC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOFTEC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. The LICB Group expects to obtain the endorsement by 30 June 2004.
2.	Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co..	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 30 June 2004.

3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City. Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 30 June 2004.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

c) Affecting Silverstone Corporation Berhad ("SCB")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
1.	Land Use Right(s) for land(s) ("LUR") and Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement	Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004.
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Resolved as the POR has been obtained by Dong Feng

c) Affecting Silverstone Corporation Berhad (cont'd)

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 5 May 2004
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("MOFTEC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%)	JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million).	SCB's disposal of 50% equity holding in JFM to Kau Hua Int'l Investment Co Ltd was completed on 6 April 2004.
		Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.